August 5, 2013

Robert W. Baird & Co. Incorporated

227 West Monroe Street, Suite 2100

Chicago, Illinois 60606

William Blair & Company, L.L.C.

222 West Adams Street

Chicago, Illinois 60606

Piper Jaffray & Co.

345 Park Avenue, 12th Floor

New York, New York 10154

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Justin Dobbie, Esq.

  Legal Branch Chief

Re:	Fox Factory Holding Corp.

Registration Statement on Form S-1

Filed July 29, 2013

Registration No. 333-189841

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between July 29, 2013 and the date hereof, 1990 copies of the Preliminary Prospectus dated July 29, 2013 were distributed as follows:

•	0 to prospective underwriters and dealers; and

•	1391 to 1331 institutional investors; and

•	599 to 599 individuals.

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m., Washington, D.C. time, on August 7, 2013 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED WILLIAM BLAIR & COMPANY, L.L.C. PIPER JAFFRAY & CO. As representatives of the several Underwriters

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Kurt M. Roth

Name:	Kurt M. Roth
Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED WILLIAM BLAIR & COMPANY, L.L.C. PIPER JAFFRAY & CO. As representatives of the several Underwriters

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ James M. Bertram
Name:	James M. Bertram
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED WILLIAM BLAIR & COMPANY, L.L.C. PIPER JAFFRAY & CO. As representatives of the several Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]